UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of: June 30, 2009
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                         -------------------------------
                 (Translation of registrant's name into English)

                              94 Em Hamoshavot Road
                           Petach Tikva 49527, Israel
                           --------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F |X|    Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_____

      Attached hereto and incorporated by reference herein is the registrant's press release announcing its listing on the Nasdaq Global Select Market, issued on June 30, 2009.

Contacts:
Shmuel Arvatz                                      Noa Schuman
Chief Financial Officer                            Investor Relations
+972-3-765-9400                                    +972-3-7659-467
Shmuel.Arvatz@clicksoftware.com                    Noa.Schuman@clicksoftware.com

       ClickSoftware Announces Listing on the Nasdaq Global Select Market

BURLINGTON,  MA,  June 30, 2009 -  ClickSoftware  Technologies  Ltd.  (NasdaqCM:
CKSW), a leading provider of mobile workforce management and service optimization solutions, announced today that effective July 1, 2009, the Company's ordinary shares will begin trading on the Nasdaq Global Select Market. The Company's symbol (CKSW) will remain the same.

The Nasdaq Global Select Market states that it has the highest initial listing standards of any exchange in the world with measures including market value, liquidity and earnings requirements. Previously, the Company's shares were listed on the Nasdaq Capital Market.

"We are proud to have fully satisfied the highest financial and liquidity requirements for listing on the Nasdaq Global Select Market," said Shmuel Arvatz, ClickSoftware's Chief Financial Officer. "Our listing on the Nasdaq Global Select Market is a mark of achievement and leadership, and sends a powerful message to our investors and the investment community. This achievement reflects, in part, the over two-fold increase in our share price and market capitalization over the last year, which, in turn, is due to our excellent financial performance and market leadership."

About ClickSoftware
ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources. With over 130 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The Company is headquartered in Burlington, MA and Israel, with offices in Europe and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal Securities Laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2008 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Form S-8 of the Company, registration number 333-158839, filed with the Securities and Exchange Commission on April 28, 2009.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CLICKSOFTWARE TECHNOLOGIES LTD.
                                         (Registrant)


                                         By: /s/ Shmuel Arvatz
                                             --------------------------
                                             Name:  Shmuel Arvatz
                                             Title: Executive Vice President and
                                                    Chief Financial Officer


Date: June 30, 2009